

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Via E-mail
Dong Gu Kang
President and Chief Executive Officer
Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

> **Re: Aureus Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2014**
> **File No. 333-200114**

Dear Mr. Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Refer to prior comment 2. We note your revised disclosure clarifying that the shares were not issued as of October 31, 2014. It remains unclear when and if the shares were issued. It also remains unclear whether there are any relationships between your officers and directors and the selling shareholders. Please provide an analysis of why the offering should not be characterized as a primary offering as requested in our prior comment.

Facing page

2.   We note your response to comment 3 and we reissue the comment. We note that footnote 2 to the fee table still indicates that the fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated under Rule 457(a) as previously requested.

Prospectus Summary, page 5

3.   We note you disclose "[your] directors own 71.18% of [your] outstanding common
        stock" however your balance sheet on page F-2 indicates that you have no issued and
        outstanding shares of common stock. Please revise to clarify the description of your
        common stock under this heading.

The Offering, page 7

4.   We note your revised disclosure which indicates that 8,430,000 shares have been
        subscribed for as of December 22, 2014. Please advise us the number of shares that are
        currently outstanding and the number of shares that subscribed for as of December 22,
        2014. We note that you indicate that 2,430,000 shares are being offered by the selling
        security holders. Please advise us how many of the selling shareholder shares are
        currently outstanding and how many of the selling shareholder shares are subscribed for
        as of December 22, 2014. Finally, indicate the transaction(s) when the shares that are not
        outstanding were subscribed. We may have further comment.

5.   We note your revised disclosure which indicates that 8,430,000 shares have been
        subscribed for as of December 22, 2014. We note in other sections of the prospectus
        indicates that the 8,430,000 shares are outstanding as of December 22, 2014. Please
        revise your disclosure as appropriate.

Selling Shareholders, page 16

6.   We reissue prior comment 9. Please revise your table to include the footnotes following
        the table.

Directors, Executive Officers…, page 23

7.   We reissue prior comment 10. Please clarify the periods that each of your officers
        worked at each of their prior employers and include a brief explanation of the nature of
        the responsibility undertaken by the individual in prior positions.

8.   Your revised disclosure does not appear to address clearly prior comment 11; therefore,
        we reissue the comment. Please discuss the specific experience, qualifications, attributes
        or skills that led to the conclusion that each of your directors should serve as a director, as
        required by Item 401(e)(1) of Regulation S-K.

Description of Business page 27

9.   We note your response to comment 13 from our letter dated December 9, 2014. Please
        verify that these are active mineral claims by providing the BLM claim registration for
        each serial number. This information may be provided as supplemental information or as

an exhibit to your filing. If submitting as supplemental information you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Liquidity and Capital Resources, page 36

10. We note minimal changes in response to prior comment 16; therefore, we reissue the comment. Given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your October 31, 2014 balance sheet.

Financial Statements

Notes to the Financial Statements, page F-6

11. We note your response to the comment 20 of our letter dated December 9, 2014. While ASU 2010-09 does not require an SEC filer to disclose the date through which subsequent events are evaluated, you do not appear to be an SEC filer based on the definition in ASC 855-10-20. In this regard, we understand that you are currently a private company that is filing your historical audited financial statements in an initial registration statement that has not yet been declared effective. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Note 5 – Stock Subscriptions Received, page F-10

12. We note the revisions you have made in response to comment 21 of our letter dated December 9, 2014. However we note you continue to state you had 8,430,000 shares of common stock outstanding as of December 22, 2014 on pages 18 and 38. Please revise or clarify.

Recent Sales of Unregistered Securities , page 43

13. Please clarify whether the common stock has been issued as of the most recent practicable date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Joseph I. Emas, Esq.